UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

SITE Centers Corp.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

Julie A. Mediamolle

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,474,110
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,474,110
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,474,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 52,430,161 common shares outstanding as of October 25, 2024 as reported by the issuer in the Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024.

CUSIP No. 251591103	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 29 (“Amendment No. 29”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, Amendment No. 7 filed on April 4, 2012, Amendment No. 8 filed on October 5, 2012, Amendment No. 9 filed on November 21, 2012, Amendment No. 10 filed on June 20, 2013, Amendment No. 11 filed on August 12, 2014, Amendment No. 12 filed on March 5, 2015, Amendment No. 13 filed on May 12, 2015, Amendment No. 14 filed on June 6, 2017, Amendment No. 15 filed on February 27, 2018, Amendment No. 16 filed on April 30, 2018, Amendment No. 17 filed on May 15, 2018, Amendment No. 18 filed on June 26, 2018, Amendment No. 19 filed on January 9, 2019, Amendment No. 20 filed on May 19, 2020, Amendment No. 21 filed on December 18, 2020, Amendment No. 22 filed on April 28, 2021, Amendment No. 23 filed on September 30, 2021, Amendment No. 24 filed on November 17, 2022, Amendment No. 25 filed on July 1, 2024, Amendment No. 26 filed on October 2, 2024, Amendment No. 27 filed on November 14, 2024 and Amendment No. 28 filed on December 2, 2024. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 29. Capitalized terms used and not defined in this Amendment No. 29 have the meanings set forth in the Original Filing, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) Alexander Otto may be deemed to beneficially own 2,474,110 Common Shares, representing 4.7% of the Issuer’s outstanding Common Shares (based on 52,430,161 Common Shares outstanding as of October 25, 2024 as reported by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024).

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 2,474,110 Common Shares.

(c) Other than as set forth below, the Reporting Person has not effected any transactions in the Common Shares in the last sixty days.

Date	Transaction	Amount	Price
11/07/2024	Sale	123,774	$15.94143	(1)
11/08/2024	Sale	82,165	$15.88398	(2)
11/11/2024	Sale	112,406	$16.19035	(3)
11/12/2024	Sale	189,324	$16.25254	(4)
11/13/2024	Sale	145,155	$15.91650	(5)
11/14/2024	Sale	46,598	$15.78016	(6)
11/15/2024	Sale	4,000	$15.80575	(7)
11/18/2024	Sale	3,742	$15.75213	(8)
11/19/2024	Sale	70,669	$16.04734	(9)
11/20/2024	Sale	76,709	$16.02932	(10)
11/21/2024	Sale	62,333	$16.18959	(11)
11/22/2024	Sale	71,420	$16.09723	(12)
11/25/2024	Sale	93,166	$16.00371	(13)
11/26/2024	Sale	77,786	$15.78249	(14)
11/27/2024	Sale	100,355	$15.77496	(15)
11/29/2024	Sale	59,083	$15.61685	(16)
12/02/2024	Sale	173,874	$15.63495	(17)

CUSIP No. 251591103	SCHEDULE 13D	Page 4 of 6 Pages

(1)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.83 and $16.165
(2)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.81 and $15.98
(3)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.86 and $16.29.
(4)	Reflects the weighted average sale price. The range of prices for such transaction is between $16.17 and $16.50.
(5)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.805 and $16.21.
(6)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.75 and $15.94.
(7)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.76 and $15.84.
(8)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.75 and 15.755.
(9)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.61 and $16.28.
(10)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.86 and 16.115.
(11)	Reflects the weighted average sale price. The range of prices for such transaction is between $16.035 and 16.32.
(12)	Reflects the weighted average sale price. The range of prices for such transaction is between $16.02 and 16.29.
(13)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.92 and 16.16.
(14)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.67 and 15.915.
(15)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.60 and 16.09.
(16)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.50 and 15.81.
(17)	Reflects the weighted average sale price. The range of prices for such transaction is between $15.50 and 15.84.

(d) Not applicable.

(e) On December 2, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009.

Exhibit 2	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto dated October 1, 2024, incorporated herein by reference to Exhibit 2 of Schedule 13D/A filed by Mr. Otto on November 14, 2024.

CUSIP No. 251591103	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2024

ALEXANDER OTTO

/s/ Frederic Arndts
By:	Frederic Arndts, managing director of KG CURA Vermogensverwaltung G.m.b.H. & Co.
For:	Alexander Otto

EXHIBIT INDEX

Exhibit 1	Investor Rights Agreement, dated May 11, 2009, between Mr. Otto and Developers Diversified Realty Corporation, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on May 11, 2009.

Exhibit 2	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto dated October 1, 2024, incorporated herein by reference to Exhibit 2 of Schedule 13D/A filed by Mr. Otto on November 14, 2024.